FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
CURRENT REPORT

Date of Report: June 22, 2012

Dragon Jade International Limited
(Exact name of registrant as specified in its charter

1503, The Phoenix, 21-25 Luard Road, Hong Kong, SAR, China
(Address of Principal Executive Offices)
Registrant's telephone number, including area code: 011-852-2527-8368

BVI	0-53593	None
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  form is  also  thereby  furnishing  the  information  to the Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of 1934.)

Yes	No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Resignation of Directors.

On June 22, 2012, both Wong Ka Ming and Li Shun Ho resigned as directors of the Company. No new directors were appointed to replace the two resigning directors. These resignations were part of the change in control and the change in business of the Company.

Change in Control of the Registrant.

On June 22, 2012, 27,000,000 shares of the Registrant were acquired by Woody Fire Consultancy Limited.  8,000,000 common shares were acquired from Metrolink Holdings Limited, 9,000,000 common shares were acquired from Wong Ka Ming and 9,000,000 common shares were acquired from Hung Kwok Wing. Woody Fire Consultancy Limited is controlled by Mr. Lo Hsin Yu.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: June 25, 2012	SIGNATURE

/s/ Law Lok Bun

Law Lok Bun, Chairman